CRIMSON WINE GROUP, LTD.

DESCRIPTION OF CAPITAL STOCK

The following description of capital stock of Crimson Wine Group, Ltd. (the “Company,” “we,” “us”, and “our”) summarizes certain provisions of our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and our Amended and Restated Bylaws (the “Bylaws”), both of which are exhibits to our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The description is intended as a summary and is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws.

The common stock of Crimson Wine Group, Ltd. is traded in the over-the-counter market, OTC Market, under the symbol “CWGL.” All outstanding shares of common stock are validly issued, fully paid, and nonassessable. Our authorized capital stock consists of 165,000,000 (one hundred sixty-five million) shares, consisting of (a) 150,000,000 (one hundred fifty million) shares of common stock, par value $0.01 per share (the “Common Stock”), and (b) 15,000,000 (fifteen million) shares of one or more series of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Voting Rights

The holders of our common stock are entitled to one vote per share on all questions to the exclusion of all other stockholders.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Preferred Stock

Subject to limitations prescribed by the Delaware General Corporation Law (the “DGCL”), our board of directors is authorized to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, including, without limitation, voting rights (if any), dividend rights, dissolution rights, conversion rights, exchange rights and redemption rights thereof. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company.

Anti-Takeover Effects of Various Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our Certificate of Incorporation and Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions are summarized below.

Delaware Anti-Takeover Statute.

In the event that we, in the future, become listed on a national securities exchange and/or have more than 2,000 stockholders of record, we would become subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

Size of Board and Vacancies.

Our Bylaws provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our board of directors then in office, provided that a majority of the entire board of directors, or a quorum, is present and any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally, subject to the rights of certain parties, by the majority vote of our remaining directors in office, even if less than a quorum is present.

Special Stockholder Meetings.

Under our Certificate of Incorporation and Bylaws, our board of directors may call special meetings of our stockholders. Stockholders may not call a special meeting.

Stockholder Action by Unanimous Written Consent.

Our Certificate of Incorporation and Bylaws expressly eliminate the right of our stockholders to act by written consent other than by unanimous written consent. Stockholder action must take place at the annual or a special meeting of our stockholders or be effected by unanimous written consent.

Requirements for Advance Notification of Stockholder Nominations and Proposals.

Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board.

No Cumulative Voting.

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting.

Transfer Restrictions on our Common Stock

General.

In order to protect our net operating loss carryforwards (“NOLs”) and other tax attributes, our Common Stock is subject to certain transfer restrictions contained in our Certificate of Incorporation. The transfer restrictions impose restrictions on the transfer of our capital shares to designated persons or the delivery of our capital shares to certain target shareholders in connection with acquisition transactions.

Tax Law Limitations.

The benefit of a company’s existing tax loss and credit carryovers, as well as the benefit of built-in losses, can be reduced or eliminated under Section 382 of the Code. Section 382 limits the use of losses and other tax benefits by a company that has undergone an “ownership change,” as defined in Section 382 of the Code. Generally, an “ownership change” occurs if one or more shareholders, each of whom owns 5% or more in value of a company’s capital shares, increase their aggregate percentage ownership by more than 50 percentage points over the lowest percentage of stock owned by such shareholders over the preceding three-year period. For this purpose, all holders who each own less than 5% of a company’s capital shares are generally treated together as one 5% shareholder. In addition, certain attribution rules, which generally attribute ownership of shares to the ultimate beneficial owner thereof without regard to ownership by nominees, trusts, corporations, partnerships or other entities and also attribute ownership between and among certain family members, are applied in determining the level of share ownership of a particular shareholder. Options (including warrants and other rights) to acquire capital shares may be treated as if they had been exercised, on an option-by-option basis, if the issuance, transfer or structuring of the option meets certain tests. All percentage determinations are based on the fair market value of a company’s capital shares, including any preferred shares that are voting or convertible (or otherwise participate in corporate growth).

If an “ownership change” were to occur in respect of the company or any of its subsidiaries or subsidiary groups, the amount of taxable income in any year (or portion of a year) subsequent to the ownership change that could be offset by NOLs or other tax attributes existing (or “built-in”) prior to such “ownership change” could not exceed an amount equal to the product obtained by multiplying (1) the aggregate value of the company, the subsidiary or the subsidiary group that underwent the “ownership change” by (2) the federal long-term tax exempt rate. Because the aggregate value of the company or any of its subsidiaries, as well as the federal long-term tax-exempt rate, fluctuate, it is impossible to predict with any accuracy the annual limitation upon the amount of taxable income that could be offset by such NOLs or other tax attributes (and “built-in” losses) if an “ownership change” were to occur in the future. However, if such limitation were to exceed the taxable income against which it otherwise would be applied for any year following an “ownership change,” the limitation for the ensuing year would be increased by the amount of such excess.

Description of Transfer Restrictions.

Our Certificate of Incorporation generally restricts until December 31, 2022 (or earlier, in certain events) any (1) attempted transfer of our Common Stock or any other securities that would be treated as our “stock” under the applicable tax regulations (which we refer to as “Crimson Stock”) or (2) issuance of Crimson Stock by us to a target shareholder in connection with an acquisition transaction (which we refer to as an “acquisition issuance”) if any person or group of persons would become a “5% shareholder” under the tax regulations or would be treated as owning 5% or more of our Common Stock as a result of such transfer or issuance. The transfer restrictions also restrict any attempted transfer of Crimson Stock if such attempted transfer would increase the ownership percentage, as determined under applicable tax regulations, of any person or group of persons who is a “5% shareholder” or treated as owning 5% or more of our Common Stock. This would include, among other things, an attempted acquisition of Crimson Stock from an existing 5% shareholder. For these purposes, numerous rules of attribution, aggregation and calculation prescribed under the Code (and related regulations) will be applied in determining whether the 5% thresholds have been met and whether a group exists. The transfer restrictions may also apply to proscribe the creation or transfer of certain “options,” which are broadly defined, in respect of the Crimson Stock.

The transfer restrictions will restrict a shareholder’s ability to acquire additional Crimson Stock in excess of the specified limitations. Furthermore, in the case of certain large shareholders, the ability to dispose of Crimson Stock currently held, or any other Crimson Stock which the shareholder may acquire, may be restricted as a result of the transfer restrictions.

Generally, the restriction is imposed only with respect to the number of shares of Crimson Stock, or options with respect to Crimson Stock (the “Excess Stock”), purportedly transferred or otherwise deliverable in an acquisition issuance in excess of the thresholds established in the transfer restrictions. In any event, the restriction does not prevent a valid transfer if either the transferor or the purported transferee, in the case of a transfer, or the company or the applicable target shareholder, in the case of an acquisition issuance, obtains the approval of our board of directors.

Except for acquisition issuances, acquisitions of Crimson Stock directly from us, whether by way of option exercise or otherwise, are not subject to the transfer restrictions. Consequently, persons or entities that are able to acquire Crimson Stock directly from us, other than in an acquisition issuance, including our employees, officers and directors, may do so without application of the transfer restrictions, irrespective of the number of shares of Crimson Stock they are acquiring. As a result, those persons or entities dealing directly with us may be seen to receive an advantage over persons or entities who are not able to acquire Crimson Stock directly from us and, therefore, are restricted by the terms of the transfer restrictions. It should be noted, however, that any direct acquisitions of Crimson Stock from us first requires board approval and in granting such approval, the board will review the implications of any such issuance for our NOLs and other tax attributes.

Our board of directors has the discretion to approve a transfer or acquisition issuance of Crimson Stock that would otherwise violate the transfer restrictions. Nonetheless, if the board of directors decides to permit a transfer or acquisition issuance that would otherwise violate the transfer restrictions, that transfer or delivery or later transfers or deliveries would, under the tax rules, be aggregated with other transfers or deliveries and could result in a later “ownership change” that would limit the use of the tax attributes of Crimson. The board of directors intends to consider any attempted transfer or acquisition issuance individually and determine at the time whether it is in the best interest of our company, after consideration of any factors that the board deems relevant, to permit the transfer or acquisition issuance notwithstanding that an “ownership change” may occur.

Our Certificate of Incorporation further provides that all certificates representing Crimson Stock bear the following legend:

“THE TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO RESTRICTIONS PURSUANT TO ARTICLE IX OF THE CERTIFICATE OF INCORPORATION OF CRIMSON WINE GROUP, LTD. REPRINTED IN ITS ENTIRETY ON THE BACK OF THIS CERTIFICATE.”

In accordance with the transfer restrictions, we will not permit any of our employees or agents, including the transfer agent, to record any transfer or acquisition issuance of Excess Stock. As a result, requested transfers of Crimson Stock may be delayed or refused.

Our Certificate of Incorporation provides that any transfer or acquisition issuance attempted in violation of the restrictions would be void ab initio, even if the transfer or acquisition issuance has been recorded by the transfer agent and new certificates issued. The purported transferee or holder of the Crimson Stock would not be entitled to any rights of shareholders with respect to the Excess Stock, including the right to vote the Excess Stock, or to receive dividends or distributions in liquidation in respect thereof, if any.

If an acquisition issuance would result in the delivery of Excess Stock to a target shareholder, the company would deliver the Excess Stock to the agent instead of the target shareholder who would otherwise receive the Excess Stock in connection with the acquisition issuance (referred to as a “purported holder”). Similarly, if our board of directors determines that a purported transfer or acquisition issuance has violated the transfer restrictions, we will require the purported transferee or purported holder to surrender the Excess Stock, and any dividends the purported transferee or purported holder has received on the Excess Stock, to an agent designated by the board of directors. In each case, the agent will then sell the Excess Stock in one or more arm’s-length transactions, executed on the over-the-counter market or any stock exchange on which the applicable Crimson Stock is listed, if possible, to a buyer or buyers, which may include us; provided that nothing will require the agent to sell the Excess Stock within any specific time frame if, in the agent’s discretion, the sale would disrupt the market for the Crimson Stock or have an adverse effect on the value of the Crimson Stock. If the purported transferee or purported holder has sold the Excess Stock before receiving our demand to surrender the Excess Stock, the purported transferee or purported holder generally will be required to transfer to the agent the proceeds of the sale and any distributions the purported transferee or purported holder has received on the Excess Stock. From any net sales proceeds or amounts received from a purported transferee or purported holder, which in certain circumstances may be reduced by the agent’s expenses, the agent will reimburse the purported transferee or purported holder for the price paid for the Excess Stock or the fair market value of the Excess Stock as of the close of the day prior to the acquisition issuance (or the attempted transfer to the purported transferee by gift, inheritance or similar transfer). Any remaining proceeds will then be paid to one or more charities selected by our board of directors.

The transfer restrictions and related provisions contained in our Bylaws may be deemed to have an “anti-takeover” effect because they restrict the ability of a person or entity, or group of persons or entities, from accumulating in the aggregate at least 5% of the total value of the Crimson Stock or 5% of our Common Stock and the ability of persons, entities or groups whose ownership of Crimson Stock meets either of these thresholds from acquiring additional Crimson Stock. The transfer restrictions discourage or prohibit accumulations of substantial blocks of shares for which shareholders might receive a premium above market value.

Notwithstanding the restrictions, however, there remains a risk that certain changes in relationships among shareholders or other events will cause a change of ownership to occur under Section 382 of the Code. Further, there can be no assurance, in the event transfers or acquisition issuances in violation of the transfer restrictions are attempted, that the IRS will not assert that those transfers or acquisition issuances have federal income tax significance notwithstanding the transfer restrictions. As a result, the transfer restrictions serve to reduce, but not necessarily eliminate, the risk that Section 382 of the Code will cause the limitations described above on the use of tax attributes of Crimson.

The determination of 5% shareholder status is based upon a holder’s percentage ownership, taking into account certain rules of attribution, of the total value of the outstanding Crimson Stock, which currently consists of only our Common Stock. Future changes in the capitalization of Crimson may affect who will be deemed a 5% shareholder, thereby affecting the applicability of the transfer restrictions to future transfers or acquisition issuances of Crimson Stock.

Holders are advised to carefully monitor their ownership of Common Stock (and any future securities of Crimson that may constitute Crimson Stock for purposes of the transfer restrictions) and should consult their own legal advisors and/or Crimson to determine whether their ownership approaches the prohibited level.